UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          GRAPHIC PACKAGING CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    388688103
                                 (CUSIP Number)


                                 AUGUST 8, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 90338R104             SCHEDULE 13 G                      Page  2 of 8
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1.       Name of Reporting Person S.S. or I.R.S. Identification No.

         The 1818 Fund II, L.P.
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2.       Check the Appropriate Box if a Member of a Group               [X]
                                                                        [_]
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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization
         Delaware
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    Number of Shares            (5)  Sole Voting Power             0
       Beneficially             (6)  Shared Voting Power           11,406,100
      Owned by Each             (7)  Sole Dispositive Power        0
    Reporting Person            (8)  Shared Dispositive Power      11,406,100

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         11,406,100

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [_]

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11.      Percent of Class Represented by Amount in Row 9      5.7%

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12.      Type of Reporting Person PN

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CUSIP NO. 90338R104             SCHEDULE 13 G                      Page  3 of 8
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1.       Name of Reporting Person S.S. or I.R.S. Identification No.

         Brown Brothers Harriman & Co.
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2.       Check the Appropriate Box if a Member of a Group               [X]
                                                                        [_]
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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization
         New York

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    Number of Shares            (5)  Sole Voting Power             0
       Beneficially             (6)  Shared Voting Power           11,406,100
      Owned by Each             (7)  Sole Dispositive Power        0
    Reporting Person            (8)  Shared Dispositive Power      11,406,100

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         11,406,100

--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      5.7%

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12.      Type of Reporting Person PN

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CUSIP NO. 90338R104             SCHEDULE 13 G                      PAGE  4 of 8
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1.       Name of Reporting Person S.S. or I.R.S. Identification No.

         T. Michael Long
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2.       Check the Appropriate Box if a Member of a Group               [X]
                                                                        [_]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization
         United States

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    Number of Shares            (5)  Sole Voting Power             0
       Beneficially             (6)  Shared Voting Power           11,406,100
      Owned by Each             (7)  Sole Dispositive Power        0
    Reporting Person            (8)  Shared Dispositive Power      11,406,100

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         11,406,100

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [_]

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11.      Percent of Class Represented by Amount in Row 9      5.7%

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12.      Type of Reporting Person IN

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CUSIP NO. 90338R104             SCHEDULE 13 G                      PAGE  5 of 8
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1.       Name of Reporting Person S.S. or I.R.S. Identification No.

         Lawrence C. Tucker
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2.       Check the Appropriate Box if a Member of a Group               [X]
                                                                        [_]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization
         Delaware
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    Number of Shares            (5)  Sole Voting Power             0
       Beneficially             (6)  Shared Voting Power           11,406,100
      Owned by Each             (7)  Sole Dispositive Power        0
    Reporting Person            (8)  Shared Dispositive Power      11,406,100

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         11,406,100

--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [_]

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11.      Percent of Class Represented by Amount in Row 9      5.7%

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12.      Type of Reporting Person IN

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CUSIP NO. 90338R104             SCHEDULE 13 G                      PAGE  6 of 8
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Item 1.   (a)     Name of Issuer

                  Graphic Packaging Corporation

          (b)     Address of Issuer's Principal Executive Offices

                  814 Livingston Court, Marietta, Georgia  30067


Item 2.   (a)     Names of Persons Filing

                  (i)    The 1818 Fund II, L.P. ("Fund");
                  (ii) Brown Brothers Harriman & Co. ("BBH&Co." and general partner of the Fund);
                  (iii)  T. Michael Long ("Long");
                  (iv) Lawrence C. Tucker ("Tucker", and together with the Fund, BBH&Co. and Long, the "Reporting Persons").

          (b)     Address of Principal Business Office

                  140 Broadway
                  New York, New York  10005

          (c)     Citizenship

                  Fund - a Delaware limited partnership
                  BBH&Co. - a New York limited partnership
                  Long - United States
                  Tucker - United States

          (d)     Title of Class of Securities

                  Common Stock, par value $0.01 per share (the "Common Stock" or "Shares")

          (e)     CUSIP NUMBER

                  388688103

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.   Ownership.

          (a)     Amount Beneficially Owned:

                  As of July 9, 2004, the Fund was the holder of 11,406,100 shares of Common Stock.

                  By virtue of BBH& Co.'s relationship with the Fund, BBH&Co. may be

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CUSIP NO. 90338R104             SCHEDULE 13 G                      PAGE  7 of 8
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                  deemed to beneficially own, pursuant to Rule 13d-3 of the Act,
                  11,406,100 Shares. By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to the Shares, each of Long and Tucker may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 11,406,100 Shares.

         (b)      Percent of Class:

                  For each of the Fund, BBH & Co., Long and Tucker, approximately 5.7%, based on the number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

                  Number of Shares as to Which the Persons Filing Have:

                 (i)     Sole power to vote or to direct the vote: None
                 (ii)    Shared power to vote or to direct the vote:
                         11,406,100 Shares
                 (iii)   Sole power to dispose or to direct the disposition:
                         None
                 (iv)    Shared power to dispose or to direct the disposition:
                         11,406,100 Shares


Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More Than Five Percent On Behalf of Another Person

          Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          See Item 4.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          "By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


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CUSIP NO. 90338R104             SCHEDULE 13 G                      PAGE  8 of 8
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of July 9, 2004

                                    THE 1818 FUND II, L.P.


                                    By: Brown Brothers Harriman & Co.,
                                        its General Partner


                                    By: /s/ Lawrence C. Tucker
                                        --------------------------------
                                        Name:  Lawrence C. Tucker
                                        Title: Partner


                                    BROWN BROTHERS HARRIMAN & CO.


                                    By: /s/ Lawrence C. Tucker
                                        --------------------------------
                                        Name:  Lawrence C. Tucker
                                        Title: Partner


                                    /s/ Lawrence C. Tucker
                                    ------------------------------------
                                    Lawrence C. Tucker


                                    /s/ T. Michael Long
                                    ------------------------------------
                                    T. Michael Long